SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of June 2012

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation

Monthly Power Sales Report

		Power Sold (In gigawatt hours)			Power Sales (In billions of Won)
Period	Demand by Type of Usage	May 2011	May 2012	Year on year growth	May 2011	May 2012	Year on year growth
For May	Residential	6,258	6,026	-3.7%	605	639	5.6%
	Commercial	7,065	7,245	2.5%	647	777	20.0%
	Educational	504	518	2.8%	44	58	29.8%
	Industrial	20,669	21,534	4.2%	1,459	1,867	28.0%
	Agricultural	737	828	12.3%	33	41	27.7%
	Street-lighting	233	239	2.6%	21	25	22.1%

	Total	35,466	36,389	2.6%	2,809	3,407	21.3%

From January To May	Residential	38,914	38,591	-0.8%	3,898	4,173	7.0%
	Commercial	42,386	43,228	2.0%	4,046	4,805	18.8%
	Educational	3,429	3,534	3.0%	299	374	25.0%
	Industrial	103,631	107,427	3.7%	7,892	9,914	25.6%
	Agricultural	4,890	5,481	12.1%	210	256	22.2%
	Street-lighting	1,353	1,367	1.0%	114	136	19.0%

	Total	194,603	199,628	2.6%	16,459	19,658	19.4%

*	The figures may not add up due to rounding.

Disclaimer:

The sales figures, including but not limited to power sold and revenues received therefrom (the “Estimates”), of Korea Electric Power Corporation (“KEPCO”) as presented above have been prepared based on internal estimates of KEPCO for convenience only and have neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future, in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO or its securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jung In
Name:	Kim, Jung In
Title:	Vice President

Date: June 19, 2012